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04010360

March 4, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange (the "LSE") on March 4, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: [signature]
Mason H. Drake
Authorized Representative

Enclosures

SEC MAIL PROCESSING
RECEIVED
MAR 05 2004
WASH. D.C. 155 SECTION

dw 3/8

m

# press release

Issued: Thursday 4 March 2004

**MARKS & SPENCER APPOINTS VITTORIO RADICE AS EXECUTIVE DIRECTOR OF GENERAL MERCHANDISE AND A NEW EXECUTIVE DIRECTOR OF RETAIL**

Marks and Spencer Group plc announces that Vittorio Radice is to become the Executive Director for General Merchandise, responsible for Clothing, Home and store development.

Chief Executive, Roger Holmes said: "The appointment of Vittorio to this new role is absolutely the right choice at the right time. Vittorio is acknowledged as an outstanding retailer with an ability to be bold and to transform our offer to customers, as he has shown with the launch of Marks & Spencer Lifestore."

The Company is also announcing the appointment of Mark McKeon to the newly created Board position of Executive Director of Retail, International and Outlets.

Roger Holmes added: "Mark has a wealth of experience in fashion retailing. He will bring a new dimension to our store operations and I am very pleased he is joining Marks & Spencer."

Both Board appointments are effective from Monday 5 April 2004. Clothing Director, David Norgrove's departure date is confirmed as 31 March 2004.

Chairman, Luc Vandevelde said: "Vittorio's and Mark's appointments are a clear illustration of our ability to attract and retain the best in the market. The

combination of their fashion and retail talents alongside the other members of the Board, brings together a powerful set of complementary skills at the top of the Company."



Roger Holmes also said of Barry Stevenson, who resigned recently as Retail Director, "Barry has made a great contribution in his three years with Marks & Spencer and I am extremely grateful to him for all his commitment. He has strengthened the retail teams and was instrumental in carrying out the successful store renewal programme. We wish him the best for the future, as he pursues opportunities in private equity and independent retailing.

"We are also very grateful to David for all he has done and wish him well for the future. He has achieved a great deal in his time as Executive Director of Clothing, including making considerable progress in our supply chain."

Executive Director, Vittorio Radice said: "Clothing at Marks & Spencer has to be one of the most exciting jobs in retail today and I am taking it on with great enthusiasm. I look forward to working with the team to build this important part of the Company."

Mark McKeon said: "I see this as an outstanding opportunity to join the UK's most respected retailer, at a time of dynamic change."

Mark McKeon, 45, has spent his entire career in retail, largely in fashion, but he also has recent experience of food and catering on an international scale. He began his career with Waitrose, before moving to Next plc, who he left as Retail Sales Director.

He was subsequently Retail Director and then European Managing Director of Episode, before joining Starbucks as President of Europe, Middle East and Africa.

Ends

For further information, please contact:

Corporate Press Office 020 7268 8642/8323

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)